Main Telephone 804.423.7921 | Main Facsimile 804.230-0024

July 16, 2010

BY EDGAR AND OVERNIGHT MAIL

Jennifer Gowetski, Esquire

Kristina Aberg, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3010

Washington, D.C. 20549

RE:	US Federal Properties Trust, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed July 16, 2010

File No. 333-166799

Dear Ms. Gowetski and Ms. Aberg,

This letter is submitted on behalf of our client, US Federal Properties Trust, Inc., a Maryland corporation (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-11, filed with the Commission on May 13, 2010 (the “Registration Statement”). Such comments are set forth in Ms. Gowetski’s letter, dated June 9, 2010 (the “Comment Letter”) to Richard Baier, Chief Executive Officer and President of the Company. The Company concurrently is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 1.

We are providing each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter and two courtesy copies of Amendment No. 1, one copy of which has been marked to reflect changes made to the Registration Statement. Terms used but not otherwise defined in this response letter have the meanings given to them in Amendment No. 1.

General

1.	Please revise to fill in all blanks in your next amendment except for pricing information. In this regard, please understand that failure to fill in these terms may delay clearance to the extent that we have comments on your revisions.

Response to Comment No. 1

The Company acknowledges the Staff’s comment, and has filled-in certain blanks in Amendment No. 1 and, except for pricing information, will fill in all remaining blanks in subsequent amendments to the Registration Statement.

7 East Second Street | 23224 | Post Office Box 2470 | Richmond, Virginia 23218-2470 | 804.423.7921 | www.gregkaplaw.com

2.	We note that you intend to elect to be taxed as a REIT and it is unclear what amount of the net proceeds of this offering has been allocated to identified uses and assets to acquire. As a result, your offering may constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. See Securities Act Release 33-6900.

Response to Comment No. 2

The Company has disclosed in Amendment No.1 the use of approximately $177 million in the aggregate of the anticipated net proceeds of the offering to (i) repay the indebtedness secured by our in-service contribution properties, and (ii) pay the cash portion of the purchase price for the Company’s 13 identified acquisition properties. Further, the Company will not request acceleration of the effectiveness of its Registration Statement until it has identified additional acquisition properties, which when aggregated with our contribution properties and our currently identified acquisition properties and other uses will constitute a significant portion of the net proceeds of the offering, and has provided all required disclosure regarding any such probable acquisitions. Therefore the Company believes that its offering neither is, nor will be, considered a “blind pool.”

3.	Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Confirm that the industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert’s consent as an exhibit to the registration statement.

Response to Comment No. 3

In response to the Staff’s comment, the Company supplementally is delivering to the Staff copies of the reports cited in the Registration Statement, marked to identify the portions that support the Company’s disclosure. The reports relied upon in the Registration Statement were not prepared for the Company, and the Company has not paid any compensation for such reports.

4.	We note that as part of the formation transactions, you and the operating partnership will acquire interests in contribution properties and that the contributors and minority owners will receive OP units as consideration. Please confirm to us that the units offered and to be sold to these investors are pursuant to valid private placements. Please provide us with a detailed analysis regarding why the concurrent private placements should not be integrated into your current public offering. In particular, please tell us your relationship with the third-party investors that will participate in these transactions. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007).

Response to Comment No. 4

In accordance with Rule 152 under the Securities Act and the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (the “Release”) as well as the guidance provided in no action letters issued by the Staff, the Company believes that the concurrent private placements to RDB, LLC, Daniel K. Carr Revocable Trust u/a dated June 1, 2006 and CMB Development, LLC (the “Contributor Entities”) and D’Jac, LLC, the minority owner (the “Minority Owner”), as described in the Prospectus, should not be integrated with the public offering that is the subject of the Registration Statement. Each of the Contributor Entities is either directly or indirectly wholly-owned by one of our contributors (i.e., RDB, LLC, is wholly-owned by the Richard D. Baier Trust u/a dated November 1, 2006 of which Richard Baier during his lifetime is the sole trustee and beneficiary, Daniel K. Carr during his lifetime is the sole trustee and beneficiary of the Daniel K. Carr Revocable Trust u/a dated June 1, 2006, and CMB Development, LLC is wholly-owned by the Cathleen M. Baier Trust u/a dated November 1, 2006 of which Cathleen M. Baier during her lifetime is the sole trustee and beneficiary). The Minority Owner is the only other owner of interests in any contribution property owning entity in which the Contributor Entities are transferring their interests to our operating partnership.

Background

In the Release, the Commission confirmed its position that the filing of a registration statement in itself does not eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. The Release further provides in pertinent part that:

…[t]he determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption . . . should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are ‘qualified institutional buyers’ . . . or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption . . . and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.

The interpretive guidance of the Release was recently confirmed by the staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (last updated April 24, 2009), Question 139.25 (“CDI”). In the CDI, the Staff indicated that in the specific situation of concurrent public and private offerings, only the guidance set forth in the Release applies.

In Black Box Incorporated (publicly avail. June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (publicly avail. February 28, 1992), the Staff interpreted Rule 152 and concluded that a private offer otherwise exempt from registration as a private placement under Section 4(2) of the Securities Act would not be integrated with a subsequent registered public offering if the investors in the private placement executed and delivered definitive investment agreements before the filing of the registration statement in connection with the public offering and if the obligations of the investors to purchase the securities in the private placement were subject only to closing conditions beyond their control. In short, in Black Box Incorporated the Staff focused on whether the investors in the private offering had made their investment decisions before the filing of the registration statement in connection with the initial public offering. In particular, the Company notes that Black Box Incorporated involved the issuance of securities according to a formula based, in part, on the total number of shares outstanding after completion of the contemplated spin-off.

Analysis

The Company will acquire the four contribution properties from, and issue unregistered units in the Company’s operating partnership to, its contributors and the Minority Owner. The Company is acquiring the interests in its contribution properties and making the related unregistered issuances pursuant to a contribution agreement, a copy of which has been filed concurrently with Amendment No. 1 as exhibit 10.2 to the Company’s Registration Statement.

Each of the Contributor Entities and the Minority Owner have represented that they are accredited investors within the meaning of Rule 501(a) of Regulation D, promulgated under the Securities Act, and the issuance of OP units pursuant to the contribution agreement is structured as private placements under Section 4(2) of the Securities Act and Rule 506 of Regulation D.

As described below, the Company believes that Section 4(2) of the Securities Act is clearly available to the Contributor Entities and the Minority Owner in the current circumstances.

Contributors. The OP units to be issued in the concurrent private placement to the three Contributor Entities will not be offered or sold through means of a general solicitation, whether in the form of the Registration Statement or otherwise. The Company has a substantive, pre-existing relationship with each of the Contributor Entities. Specifically, as described above, each of the three Contributor Entities is either directly or indirectly, wholly-owned by one of our contributors, who are each a principal of the Company’s predecessor, and each of the three contributors who own beneficially the Contributor Entities is an executive officer of the Company. It is through the Company’s substantive, pre-existing relationship with the Contributor Entities and not the Registration Statement that each Contributor Entity became interested in participating in the concurrent private placement. We also note that each of the Contributor Entities entered into the contribution agreement prior to the initial filing of the Company’s Registration Statement.

The Company also believes that the concurrent private placement to the Contributor Entities constitutes a completed private placement within the meaning of Rule 152 and Black Box Incorporated. The contribution agreement was executed and delivered by the Contributor Entities on May 12, 2010, prior to the initial filing of the Registration Statement. In addition, the Contributor Entities’ commitments pursuant to the contribution agreement is irrevocable and not subject to negotiation. The contribution agreement does not contain any condition that is within the control of the Contributor Entities.

Minority Owner. Similar to the Contributor Entities, the OP units to be sold in the concurrent private placement to the Minority Owner will not be offered or sold through means of a general solicitation, whether in the form of the Registration Statement or otherwise. The Company has a substantive, pre-existing relationship with the Minority Owner. Specifically, the Minority Owner is a member, along with the Contributor Entities, of the entities that own three of the four contribution properties. It is through the Company’s substantive, pre-existing relationship with the Minority Owner and not the Registration Statement that the Minority Owner became interested in participating in the concurrent private placement.

The Company also believes that the concurrent private placement to the Minority Owner constitutes a completed private placement within the meaning of Rule 152 and Black Box Incorporated. The contribution agreement was executed and delivered by the Minority Owner on May 12, 2010, prior to the initial filing of the Registration Statement. In addition, the Minority Owner’s commitment pursuant to the contribution agreement is irrevocable and not subject to negotiation. The contribution agreement does not contain any condition that is within the control of the Minority Owner.

Conclusion

As a result of the foregoing, based upon the interpretive guidance provided in the Release as well as the guidance provided in no action letters issued by the staff, the concurrent private placement to the Contributor Entities and the Minority Owner is an exempt private offering under Section 4(2) of the Securities Act and Rule 506 thereunder and should not be integrated with the public offering that is the subject of the Registration Statement.

Artwork

5.	Please include a statement that you do not yet own these properties, but that they will be acquired by you in the formation transactions. To the extent that there are closing conditions that may permit the seller to walk away from the transaction, include a statement that there is no assurance that these properties will be acquired by you.

Response to Comment No. 5

The properties pictured are our three contribution properties that have been constructed and are currently in service, and we have included a statement to that effect. The commitments of our contributors to transfer their indirect interests in the contribution properties, and the Minority Owner’s commitment to transfer its indirect interest in our three in-service contribution properties, to the Company upon the closing of the offering are irrevocable.

Prospectus Summary

6.

Portions of your summary are repeated verbatim elsewhere in the prospectus. We note the disclosure under the headings “Industry Overview and Market Opportunity,” “Competitive Strengths,” and “Our Business and Growth Strategies.” The summary should not merely repeat the text of the prospectus but should highlight the most important features of the offering. In addition, certain disclosure is repeated several times in the Summary. For example, the terms of the property management agreement with Lane4

Management, Inc. are described three times. Please limit the summary to those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. More detailed information is better suited for the body of the prospectus.

Response to Comment No. 6

In response to the Staff’s comment and recognizing the importance of making consistent disclosure of material information pertaining to the Company’s offering, to the extent possible, the Company has reduced the disclosure in the Summary in order to highlight what it believes to be the most important features of its offering. Please see the revised disclosure on pgs. 1-22.

7.	Please identify your promoters. Refer to Item 11(d) of Form S-11.

Response to Comment No. 7

The Company has identified Richard Baier as its promoter on pg. ii.

US Federal Properties Trust, Inc., page 1

8.	We note that you have identified two potential acquisitions to enhance your portfolio. Please provide to us management’s analysis of the probability of these acquisitions, including management’s historical rate of closing such acquisitions. If management determined that these acquisitions are probable, please tell us why Rule 3-14 financial statements have not been provided. If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

Response to Comment No. 8

In response to the Staff’s comment, the Company first notes that it has revised its disclosure regarding potential acquisitions on pgs. 1 and 87 of Amendment No. 1 to reflect changes in the status of properties for which it has executed non-binding letters of intent. The properties reflected in the Company’s disclosure regarding its potential acquisitions consist of properties for which the Company, or BC Development Co. on behalf of the Company, has issued and received the return of a countersigned, non-binding letter of intent to purchase such property from the seller thereof. These letters of intent are binding only with respect to barring the sellers of such properties from negotiating with other potential purchasers for a period of time and creating an obligation of confidentiality regarding the potential transaction between each seller and us.

Because the Company, or BC Development Co., has not executed a definitive purchase agreement for these properties, or finished its due diligence review thereof, the Company has not concluded that they are probable at this time and for that reason has not provided Rule 3-14 financial statements for these properties. Therefore, the Company has indicated in its disclosure that it cannot assure investors that the properties for which it has executed letters of intent will ever be purchased. With regard to the staff’s inquiry as to management’s historical rate of closing such acquisitions, we note that management has not previously acquired these types of properties (i.e., properties leased to the federal government).

9.	We refer to the sentence on page 1, as repeated elsewhere in the prospectus, that you believe GSA leasing growth will continue in the future due to government budget policies that “focus on cash expenditures rather than cost accruals.” Please explain what you mean by this statement.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised disclosure on pgs. 1-2 of Amendment No. 1 as well as elsewhere in Amendment No. 1 where the above referenced disclosure appears.

10.	Please define “Class A office properties” on page 2 and explain what you mean by “in-service” contribution properties on page 3.

Response to Comment No. 10

In response to the Staff’s comment, the Company has provided a definition of “Class A office properties” on pg. 2 of Amendment No. 1 and revised disclosure on pg. 3 to clarify the meaning of “in-service.”

Industry Overview and Market Opportunity, page 4

11.	We refer to the chart of “Growth in GSA Leased Space” on pages 5 and 77. Please tell us if at any time from 1967 to March 2010 there was a decrease in GSA leased space. In addition, please tell us why you have elected to use 1967 as the base year from which to show growth in GSA leased space.

Response to Comment No. 11

In the publicly available materials consulted by the Company, the Company was able to find yearly data on the aggregate amount of GSA leased space from 1967 and from 2000-2008, as well as monthly data for June 2010. Representatives of the Company contacted GSA officials in an attempt to obtain 2009 data, and the GSA officials confirmed that 2009 data was not publicly available. We selected 1967 as the base year from which to measure growth in GSA leased space because it is the earliest verifiable data point the Company found in its research. Because the Company does not have data from the years between 1967-2000, the Company cannot comment as to whether there was a decrease in GSA leased space during any period between 1967 and 2000.

For the period from 2000-2008 there have been two year-over-year decreases in GSA leasing. In 2001 the aggregate amount of GSA leased space decreased from 151,450,026 sq. ft. in 2000 to 151,094,506 sq. ft. In 2001, and in 2004, the aggregate amount of GSA leased space decreased from 159,754,078 sq. ft. in 2003 to 157,308,598 sq. ft. in 2004.

Competitive Strengths, page 6

12.	We refer to the last bullet point on page 7. Please explain on pages 7 and 85 the term “legacy issues,” and clarify, if true, that you intend to leverage your investments as part of your strategy and disclose your target leverage ratio.

Response to Comment No. 12

In response to the Staff’s comment, the Company has revised the disclosure on pgs. 7-8 and 89 of Amendment No. 1

Summary Risk Factors, page 9

13.	Please include a statement that the formation transactions were not negotiated at arm’s length.

Response to Comment No. 13

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 10 of Amendment No. 1.

14.	Please include a statement that you may be required to use net proceeds from the offering or borrowed funds to make distribution payments, and that you may make distributions in shares of your common stock.

Response to Comment No. 14

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 10 of Amendment No.1.

Our Organizational Structure, page 10

15.	Please revise to identify your contributors and minority owners and disclose the number of OP units to be owned by each of your contributors and minority owners.

Response to Comment No. 15

In response to the Staff’s comment, the Company has revised its disclosure on pg. 11 of Amendment No. 1 to identify the contributors and the Minority Owner and to disclose the number of OP units to be owned by each of them.

Formation Transactions, page 11

16.	Please disclose the total consideration to be paid for each of the contribution properties, including the value of the OP units, cash and reimbursement of indebtedness.

Response to Comment No. 16

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 13 of Amendment No. 1.

17.	We note your disclosure on page 10 that you have not obtained appraisals of your initial properties in connection with this offering and your formation transactions. Please provide a detailed discussion of the method you used to value the properties.

Response to Comment No. 17

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 13 of Amendment No. 1.

Distribution Policy, page 17

18.	Please include a statement that you may use net proceeds from the offering or borrowed funds to make distribution payments, and that certain distributions may be considered a return of capital.

Response to Comment No. 18

In response to the Staff’s comment, please see the Company’s revised disclosure on pgs. 18-19 of Amendment No. 1.

The Offering, page 19

19.	You state under the “Use of Proceeds” that proceeds will be used to acquire interests in your contribution properties “in part.” Please explain what you mean by this.

Response to Comment No. 19

The previous reference to the purchase of the contribution properties “in part” meant that a portion of the consideration for the purchase of our contribution properties will be in the form of cash paid from net proceeds of the offering. The remainder of the consideration to be paid for our contribution properties will be in the form of OP units. In light of the Staff’s comment, the Company has revised its disclosure on pgs. 20 and 55 of Amendment No. 1 to clarify the above.

Risk Factors, page 22

20.	Please note that each risk factor should present a single, discreet, material risk to your business, financial condition, or operations. Many of your risk factors discuss multiple risks. We note the following risk factors by way of example only.

•	We cannot assure you that we will be able to consummate the purchase of any or all of our acquisition properties or to integrate them successfully into our business, page 22;

•	In connection with our formation transactions, we expect to increase substantially the number of properties that we own, page 23;

•	Our growth depends, in part, on successfully identifying and consummating acquisitions of single-tenant federal government properties..., page 23; and

•	We may become subject to liability relating to environmental matters, which could materially and adversely affect us, page 36.

Response to Comment No. 20

In response to the Staff’s comment, please see the Company’s revised disclosure in the “Risk Factors” section of Amendment No. 1 contained on pgs. 23-55.

As a result of operating as a public company, we will incur significant increased costs..., page 43

21.	The risk present applies to all public companies. Please revise the risk to discuss how this risk is unique to you or remove it. Refer to Item 503(c) of Regulation S-K.

Response to Comment No. 21

In response to the Staff’s comment, the Company has deleted the referenced disclosure.

Use of Proceeds, page 54

22.	In this section or elsewhere as appropriate, please disclose the names of the affiliates or their associates from whom you will acquire the properties and set forth the principal followed in determining the cost to you. See Instruction 5 to Item 504 of Regulation S-K.

Response to Comment No. 22

In response to the Staff’s comment, the Company has provided disclosure on pgs. 11 and 144 of Amendment No. 1.

23.	We note that you are using offering proceeds to repay indebtedness on your contribution properties. Please disclose the interest rate and maturity of such indebtedness. If such indebtedness was incurred within one year, describe the use of proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Response to Comment No. 23

In response to the Staff’s comment, please see the revised footnote disclosure on pg. 56 of Amendment No. 1.

24.	Please tell us why you have excluded the reimbursement of the $380,000 property deposit from the table on page 55.

Response to Comment No. 24

The reimbursement of property deposits, currently totaling $730,000, made by BC Development Co. in respect of purchase contracts for our acquisition properties is not included in the table on pg. 56 of Amendment No. 1, because such reimbursement is already included in the purchase price to be paid for our acquisition properties, and so if otherwise counted in the table would be included twice. The deposits made with the sellers of our acquisition properties by BC Development Co. will be retained by such sellers and applied as a credit against the purchase prices of our acquisition properties, and the Company will then reimburse BC Development Co. for such amounts.

Capitalization, page 56

25.	Please revise your table to present the pro forma effects of the formation transactions separately from the offering.

Response to Comment No. 25

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 58 of Amendment No. 1.

Dilution, page 57

26.	Please revise your table to show the historical net tangible book value of the accounting acquirer, the effect of the formation transactions, and the effects of the offering separately.

Response to Comment No. 26

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 59 of Amendment No. 1.

Distribution Policy, page 59

27.	It appears that you will be projecting an initial dividend amount in an amendment. Please revise your filing to include a distribution table.

Response to Comment No. 27

In response to the Staff’s comment, please see the Company’s revised disclosure on pgs. 61-64 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Factors That May Influence Future Results of Operations, page 64

Acquisition and Development, page 64

28.	We refer to your disclosure on page 65 that you currently have six in-process bids with the GSA. Please tell us the status of these bids and the amount of expenses you have incurred to date pursuing these contracts. In addition, please clarify, if true, that these in-process bids are subject to the assignment agreement with BC Development.

Response to Comment 28

In response to the Staff’s comment, please see the Company’s revised disclosure on pgs. 69 and 95 of Amendment No. 1.

Liquidity and Capital Resources, page 69

29.	We note you are in discussions to obtain commitments for a revolving credit facility. To the extent that the relevant terms of such borrowing are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

Response to Comment No. 29

The terms of the revolving credit facility remain unknown as of the date hereof. The Company will undertake to provide the requested disclosure in subsequent amendments should the above referenced information become available prior to effectiveness.

Commitments and Contingencies, page 70

Commitments, page 71

30.	Please revise your table to include the contractual obligation of the Predecessor entity.

Response to Comment No. 30

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 76 of Amendment No. 1.

Critical Accounting Policies, page 72

Purchase Price Allocation, page 73

31.	Here and on page F-5 you disclose that you “determine the fair value of a property using methods that we believe are similar to those used by independent appraisers.” Please expand your disclosure to provide additional information about these methods.

Response to Comment No. 31

In response to the Staff’s comment, please see the Company’s revised disclosure on pgs. 78 and F-7 of Amendment No. 1.

Revenue Recognition, page 74

32.	We note that several of the leases in place at the Contribution Properties and the Acquisition Properties have a specified lease amount attributable for operating costs and real estate taxes and that these amounts will fluctuate in the future. Please tell us how you account for these amounts, how they are factored into your straight line rent calculations, and why you have not presented these reimbursements separately on the face of your statements of operations.

Response to Comment No. 32

Base rent under our federal government single-tenant leases includes a negotiated amount to cover estimated operating expenses and “base year” real estate taxes. Generally, only utility costs associated with requested off-hour usage and real estate taxes paid in excess of the “base year” amount are subject to reimbursement by the federal government tenant. These leases contain an annual rent adjustment tied to the increase in the applicable cost of living index.

Items subject to tenant reimbursement under our federal government single-tenant leases are excluded from the straight line rent calculations and instead recognized when due from the federal government tenant. The annual applicable consumer price index increase is also excluded from the straight-line rent calculation since it is not fixed and determinable.

The Company has revised its historical financial statements to reflect federal government tenant reimbursements on a separate line.

33.	Please update your policy to address how you account for rent concessions. Additionally, please tell us and disclose in your filing if you use the non-cancelable lease term in your calculation of rental revenue.

Response to Comment No. 33

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 79 of Amendment No. 1.

34.	We notice that several of the lease terms call for decreases in rent in future periods. Please disclose how you have accounted for these decreases, specifically how they affect your straight line rent calculations. Additionally, please disclose whether you present these deferred rent liabilities net of deferred rent assets and whether the right of offset exists.

Response to Comment No. 34

Except with respect to the Bloomington, Illinois acquisition property where there is a decrease in rent in the seventh (7th) year of the non-cancelable term, the decrease in rent only occurs after the lease cancellation option date. We only included rents through the non-cancelable lease date in our straight line rent calculations. Because only the USFPT Predecessor has deferred rent assets, the Company has removed the reference to “net” from the line item, “Deferred Rent Receivable” on pg. F-4.

Depreciation and Amortization Expense, page 74

35.	Please tell us and disclose in your filing if you use the non-cancelable lease term in your calculation of amortization. Additionally, please tell us and disclose in your filing how you consider bargain renewal periods in determining below-market lease values and the related amortization periods.

Response to Comment No. 35

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 79 of Amendment No. 1. As disclosed in Amendment No. 1, none of the leases have bargain renewal options.

Business and Properties, page 83

36.	We refer to your disclosure that your contributors have developed eight federal government-leased build-to-suit properties since 2001, including one that is currently in development. Please disclose if any of these properties will be contributed to you in the formation transactions or, alternatively, why they are not be acquired in the formation transactions.

Response to Comment No. 36

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 87 of Amendment No. 1.

Our Business and Growth Strategies, page 85

37.	Please include an estimate of the aggregate annual fees you expect to pay to Lane4 Management, Inc. for the management of the properties to be contributed and acquired in the formation transactions.

Response to Comment No. 37

In response to the Staff’s comment, please see the Company’s revised disclosure on pgs. 16, 18, 33, 91, 122 and 146 of Amendment No. 1.

Investment Process – Acquisitions, page 88

38.	Please do not aggregate in years the experience of your management team.

Response to Comment No. 38

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 92 of Amendment No. 1.

Our Contribution Properties, page 95

39.	For each of the Contributed Properties, please disclose the fair value of the contributed properties and the number of OP units issued to acquire these properties.

Response to Comment No. 39

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 100 of Amendment No. 1.

Our Acquisition Properties, page 101

40.	Your discussion of the material terms of form of commercial real estate purchase agreement is dense and difficult to follow. Please revise and eliminate the embedded list. Consider instead presenting any terms as bullet points, if necessary.

Response to Comment No. 40

In response to the Staff’s comment, the Company has revised disclosure on pgs. 106-107 of Amendment No. 1.

Portfolio Acquisitions, page 104

41.	We note that you have allocated the purchase price of each portfolio to the individual properties. Please disclose management’s basis for allocating these individual purchase prices and confirm to us that the acquisition agreement does not specifically identify a price for each individual property.

Response to Comment No. 41

Our two portfolio acquisition agreements specifically identify prices for each individual property. The allocation of the purchase price to the individual properties in each of our portfolio acquisitions was made on the basis of the negotiated agreement between BC Development Co. and the sellers of such portfolios. As such, the Company has revised its disclosure on pg. 111 of Amendment No.1 in response to the Staff’s comment.

Management, page 116

42.	Please discuss the specific experience, qualifications, attributes or skills that you considered in identifying your director-nominees. Refer to Item 401(e) of Regulation S-K.

Response to Comment No. 42

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. 126 of Amendment No. 1.

Principal Stockholders, page 134

43.	Please include a column reflecting the beneficial ownership percentage for each director and officer omitting OP units.

Response to Comment No. 43

In response to the Staff’s comment, the Company has revised disclosure on pg. 142 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 135

44.	We note that your operating partnership will acquire from your contributors and minority owners 100% of the ownership interests in your contribution properties in exchange for OP units and cash. Please expand your disclosure to (i) identify the contributors, (ii) identify the minority owners, (iii) quantify the value of the property to be contributed, (iv) quantify the value of the units to be issued to each such party, and (v) discuss how the value of the property was determined. In addition, please clarify in this section and throughout the prospectus if the cash payable to the contributors is to be paid using a portion of the net proceeds of this offering.

Response to Comment No. 44

In response to the Staff’s comment, the Company has revised disclosure on pgs. 143-144 of Amendment No. 1.

45.	Please file the Assignment Agreement with BC Development Co. discussed on page 136 or tell us why you have not filed such agreement.

Response to Comment No. 45

The Assignment and License Agreement will be filed with a subsequent amendment to the Registration Statement.

Description of Stock, page 140

46.	We note your statements on the top of pages 140 and 145 that the summary is qualified in its entirety by reference to Maryland law. We further note your statement on the top of page 152 that the summary is qualified in its entirety by reference to the Delaware Revised Uniform Limited Partnership Act. Please note that a summary by its nature is not complete, but should highlight all the material provisions and should not be qualified by information outside of the prospectus. Please revise appropriately and clarify that each summary includes all the material information.

Response to Comment No. 46

In response to the Staff’s comment, the Company has revised disclosure on pgs. 150, 155, and 162 of Amendment No. 1.

Financial Statements

General

47.	Please update your audited financial statements, pro forma financial statements, and Rule 3-14 financial statements to include the three month period ended March 31, 2010.

Response to Comment No. 47

The financial statements included in Amendment No. 1 have been appropriately updated throughout Amendment No. 1.

Unaudited Pro Forma Financial Statements of US Federal Properties Trust, Inc.

Introduction to Unaudited Pro Forma Financial Statements, page F-2

48.	Please tell us why the final purchase prices to be paid for the Contribution Properties and the Acquisition properties are not finalized. Within your disclosure, specifically disclose how the purchase price will be calculated for each acquired property.

Response to Comment No. 48

In response to the Staff’s comment, please see the Company’s revised disclosure on pgs. F-2-F-3 of Amendment No.1.

Unaudited Pro Forma Balance Sheet, page F-3

49.	As you will be accounting for the contribution of Denver as a business combination, please tell us how you determined it was appropriate to record deferred financing costs, net related to this business combination.

Response to Comment No. 49

The deferred financing costs, net balance for Denver has been removed from the pro forma balance sheet. The Company’s original inclusion thereof was an oversight.

Notes to Unaudited Pro Form Financial Information

Note 1 – Basis of Presentation

General, page F-5

50.	Please provide to us management’s analysis supporting the current accounting treatment for the formation transactions, including references to the authoritative accounting literature relied upon. Within your response, please be sure to address the following comments.

Response to Comment No. 50

The Company believes that each of Comments 50 through 54 (and all of those comments, taken together) address the overall accounting for the formation transactions described in the Registration Statement and can best be addressed by one comprehensive discussion of that accounting in response to Comment 50. Where appropriate in this response, we have referenced each of Comments 51 through 54 when the discussion bears directly on the substance of those comments. With that in mind, here is the Company’s response to Comment 50:

The relevant entities for purposes of the following response include the following –

•	The Company, formed in March 2010 and general partner of our operating partnership.

•	Our operating partnership, formed in April 2010.

•	Jacksonville Field, operating a federal government single-tenant leased property in Jacksonville, Florida.

•	Great Falls, operating a federal government single-tenant leased property in Great Falls, Montana.

•	DHS Denver, operating a federal government single-tenant leased property near Denver, Colorado.

•	DHS Salt Lake, (“Salt Lake”), developing a federal government single-tenant leased property in Salt Lake City, Utah.

The beneficial owners of these entities only include the following –

•	Richard Baier (“R. Baier”), husband of Cathleen Baier.

•	Cathleen Baier (“C. Baier”), wife of R. Baier (R. Baier and C. Baier are referred to collectively as the “Baiers”).

•	Daniel Carr (“Carr”).

•	The Minority Owner is owned by parties unrelated to R. Baier, C. Baier and Carr.

[Comment 52] The ownership percentages are as follows:

	R. Baier* and C. Baier*	Carr*	Minority Owner	Total
Company	48.90%	46.10%	5.00%	100.00%
Operating Partnership	Owned 99.0% by the Company and 1.00% by R. Baier prior to IPO
Jacksonville Field	48.94%	46.06%	5.00%	100.00%
Great Falls	48.94%	46.06%	5.00%	100.00%
DHS Denver	46.36%	43.64%	10.00%	100.00%
DHS Salt Lake	51.50%	48.50%	0.00%	100.00%

*The above table reflects both economic and voting percentages and none of the owners have a written or verbal contractual obligation to vote in accordance with any other owner.

[Comment 52] In determining the appropriate accounting for the formation transactions, we considered whether there was a control person or group. We viewed R. Baier and C. Baier as a single owner for purposes of this assessment, in accordance with the guidance in EITF 02-5, paragraphs 3 and 7,1 and the SEC staff speech quoted below. Except for DHS Salt Lake, no person or group unilaterally controls any of the contribution properties (Jacksonville Field, Great Falls, DHS Denver and DHS Salt Lake). However, the control by the Baiers of DHS Salt Lake is not relevant, because we determined that DHS Salt Lake is not the accounting acquirer in the formation transactions. As such, the formation transactions do not involve entities under common control.

We also note that BC Development Co. is not part of the formation transactions, and its equity interests will not be transferred to the Company or our operating partnership. BC Development Co. will continue to be beneficially owned by C. Baier and Carr after the formation transactions. We will enter into an assignment agreement with BC Development Co. in which we will obtain the rights to the “BC Development” name and brand in perpetuity. BC Development Co. has bids pending with the GSA for federal government, single-tenant development projects; therefore, the assignment agreement licenses-back to BC Development Co. the “BC Development” name solely for purposes of prosecuting these bids for the account of the Company. If any of these bids are awarded, under the terms of the assignment agreement, BC Development Co. has agreed to cause the federal government to make each award to a special purpose entity to be formed and owned by our operating partnership, which entity will be the developer and landlord of any such project. At such time as the bidding process for all of the current bids is completed, irrespective of the award of the particular bids, such license-back will terminate.

Without a transaction among entities under common control, we next considered whether the formation of the Company and our operating partnership and the transfer of any of the contribution properties into our operating partnership represent a non-substantive transaction as contemplated in Question 2 of FASB Technical Bulletin 85-5, which reads:

… However, if the exchange lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts. That is, if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary's assets and liabilities.

This matter is also discussed in the following excerpt from a 1997 SEC staff speech:2

[1]

These paragraphs state, “The FASB staff understands that the SEC staff has indicated that common control exists between (or among) separate entities only in the following situations: … Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert)…. Immediate family members include a married couple and their children …” and “The SEC Observer stated that SEC registrants should continue to follow the guidance in paragraph 3, above, when determining whether common control of separate entities exists.”

[2]	Speech by Donna L. Coallier, December 9, 1997, available at: http://www.sec.gov/news/speech/speecharchive/1997/spch193.txt

How to account for combinations of, or transfers or exchanges between, entities with a high degree of common ownership? Specifically, the staff is asked to concur that these transactions should be accounted for at historical cost. In assessing whether to account for these transactions at historical cost or fair value, two questions are relevant:

1. Are the entities under common control as described in AIN 396 , and

6 AICPA Accounting Interpretation 39 to APB Opinion No. 16, Business Combinations (AIN 39), addresses transfers and exchanges between entities under common control.

2. Does the transfer lack substance as described in FTB 85-57?

7 FASB Technical Bulletin No. 85-5 (FTB 85-5) addresses issues relating to accounting for business combinations, including stock transactions between companies under common control.

Common Control

When there is a transfer or an exchange between companies under common control, AIN 39 states that “assets and liabilities so transferred would be accounted for at historical cost in a manner similar to that in pooling-of-interests accounting”.8 Registrants have asserted that common control exists between different companies when there is common majority ownership by an individual, a family, or a group affiliated in some other way.

8 AIN 39 also states that “purchase accounting applies when the effect of a transfer or exchange is to acquire all or part of the outstanding shares held by the minority interest of a subsidiary”. FTB 85-5 provides guidance on determining whether a minority interest is acquired.

Common control between different companies often exists when one shareholder holds more than 50% of the voting ownership of each company. Common control may also exist when a group of shareholders holds more than 50% of the voting ownership of each company, and all members of the group agree to vote those shares in concert.

The staff generally does not object to assertions that immediate family members vote their shares in concert absent evidence contradicting those assertions. The staff believes immediate family members include a married couple and their children, but not the married couple’s grandchildren. Businesses owned in varying combinations by a married couple and their children or among living siblings and their children may be viewed by the staff to be under common control.

However, the staff has objected to assertions that different companies owned by individuals that are not members of an immediate family are under common control unless there is contemporaneous written evidence of an agreement to vote a majority of an entity’s shares in concert. The staff has not accepted oral agreements as evidence of common control outside of an immediate family. Nor has the staff accepted new agreements as evidence that the companies were operated under common control in the past.

Non-substantive exchange

When there is a transaction between entities with a high degree of common ownership, but that are not under common control, the staff assesses the transaction to determine whether the transaction lacks substance. FTB 85-5 provides an example of a similar assessment in an exchange between a parent and a minority shareholder in one of the parent’s partially owned subsidiaries. Paragraph 6 of FTB 85-5 states, in part:

… if the minority interest does not change and if, in substance, the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.

Similarly, in a transfer or exchange between entities with a high degree of common ownership, the staff compares the percentages owned by shareholders in the combined company to the percentages owned in each of the combining companies before the transaction. When the percentages have changed or the owned interests are not in substance the same before and after the transaction, the staff believes a substantive transaction has occurred and has objected to historical cost accounting.

[Comment 52] Because the ownership percentages of Jacksonville Field and Great Falls are identical, we concluded that the combination of Jacksonville Field and Great Falls represents a non-substantive exchange. We also concluded that the combination of these businesses (Jacksonville Field and Great Falls) with the Company represent a non-substantive exchange for three reasons. First, Jacksonville Field, Great Falls and the Company (and indirectly our operating partnership, which is 99.0% owned by the Company and 1.0% by R. Baier) have ownership percentages that are in substance the same. The slight differences in the ownership percentages in the Company and our operating partnership did not arise from any substantive economic factors. They resulted solely from the fact that, because the Company issued only 1,000 shares and did not issue fractional shares, it was mathematically impossible to issue Company shares in exactly the same ownership percentages. Because under state law two parties are required to form a partnership, Mr. Baier was made a limited partner with a nominal interest in our operating partnership, which interest will be reacquired at the closing. Second, the planned sequence of the formation transactions is that the Company will acquire Jacksonville Field and Great Falls before it acquires the other contribution properties. Third, we view the Company and our operating partnership as non-substantive entities, formed to facilitate the formation transactions3 – not as substantive entities that could be the acquirer for accounting purposes.4

[Comment 52] The accounting for non-substantive transactions is, as discussed above, to record them at their carrying amounts. When such transactions involve businesses, as is the case with Jacksonville and Great Falls, in practice they are reflected retroactively in the financial statements in a manner similar to a pooling, consistent with the accounting for transactions among companies under common control pursuant to ASC 805-50-05-5, 805-50-45-2 and 805-50-45-4 through 45-5, formerly paragraphs D-10,5 D-126 and D-137 of FASB Statement 141R, and ASC 250-10-45-21, formerly paragraph 23 of FASB Statement 154.8

[3]

Jacksonville Field and Great Falls are both limited liability companies. Therefore, it was judged to be easier to simply have the contributors contribute their equity interests in Jacksonville Field and Great Falls directly to our operating partnership in exchange for OP units, rather than have Jacksonville Field or Great Falls acquire everything and elect to be taxed as a REIT. As discussed in ASC 805-10-55-15, formerly paragraph A15 of FAS 141R, “A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.”

[4]

At closing, we plan to reacquire the $1,000 of stock issued upon formation of the company, and R. Baier’s 1.0% limited partnership interest in our operating partnership. We do not believe this changes the substance of the formation transactions. This will occur to assure that no value, whether as compensation or otherwise, is transferred to the contributors other than OP units and cash in exchange for our contribution properties.

[5]

This paragraph states, “Some transfers of net assets or exchanges of shares between entities under common control result in a change in the reporting entity. In practice, the method that many entities have used to account for those transactions is similar to the pooling-of interests method” (emphasis added).

[6]

This paragraph states, “The financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period.”

[7]

This paragraph states, “Similarly, the receiving entity should present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date. Financial statements and financial information presented for prior years also should be retrospectively adjusted to furnish comparative information.”

[8]

This paragraph states, “When an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods.”

[Comment 51] Because the combination of Jacksonville Field, Great Falls and the Company is viewed as a non-substantive event for accounting purposes and reflected in the financial statements as if the entities had always been one entity and will occur before the Company acquires the other properties, we believe it is appropriate to view these entities as one for purposes of identifying the accounting acquirer in the formation transactions and that this is the approach that is used in practice. (It should be noted that if Jacksonville Field and Great Falls were not viewed as one for purposes of identifying the accounting acquirer, the accounting for the formation transactions would not change. This is because, as discussed below, Jacksonville Field would be the accounting acquirer in the formation transactions, and the combination of Jacksonville Field and Great Falls would still be accounted for by recording Great Falls’ accounts retroactively at carryover basis for the reasons discussed above.)

[Comment 53] The other properties to be acquired in the formation transactions in exchange for securities and cash consist of DHS Denver and DHS Salt Lake. Since the ownership percentages of DHS Denver and DHS Salt Lake are different than the ownership percentages of the Company (and, indirectly, our operating partnership), the exchanges of interests for those entities are substantive transactions. The acquisition properties to be acquired in the formation transactions are to be acquired from unrelated third parties for cash (and in one instance cash and assumption of debt) and, accordingly, are also substantive transactions.

[Comment 51] With respect to the acquisitions of DHS Denver and DHS Salt Lake, we determined that the combined Jacksonville Field/Great Falls business (referred to as the “predecessor” in the AMENDMENT No. 1) is the accounting acquirer. In fact, Jacksonville Field on its own is substantially larger than any of the other contribution properties and, if viewed alone, would be deemed the accounting acquirer as noted above. We made this determination based on the guidance in ASC 805-10-55-12 and 805-10-55-13, particularly in what were formerly paragraphs A12.a and A13 of FASB Statement 141R, which state:

“Paragraph A12: Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including:

a. The relative voting rights in the combined entity after the business combination— The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Paragraph A13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.”

The operations of the combined Jacksonville Field and Great Falls are larger than the operations of either DHS Denver or DHS Salt Lake. The amounts are shown below (in thousands):

	Assets at 3/31/2010	Revenues Quarter Ended 3/31/10
Jacksonville Field	$45,711	$1,223
Great Falls	19,634	555

Combined Jacksonville Field/Great Falls	65,345	1,778
DHS Denver	19,066	568
DHS Salt Lake	3,883	—

While not yet finalized, the consideration to be issued upon the transfer of interests in the contribution properties to the operating partnership (substantially OP units) will be based on the relative transfer values for each property. Those transfer values will be determined based on expected operating cash flows, less outstanding indebtedness. Because Jacksonville Field and Great Falls have the largest debt loads in relation to their expected cash flows, the consideration to be issued for those two contribution properties, in the aggregate, is actually expected to be less than for either DHS Denver or DHS Salt Lake. Because the owners of DHS Denver and DHS Salt Lake are expected to receive greater consideration but the operations of the combined Jacksonville Field and Great Falls are larger, this guidance provides conflicting direction in identifying the accounting acquirer. Thus, judgment is required in weighing the relevance of the factors and arriving at a conclusion. The voting interests factor in Paragraph A12 is an indicator of relative control, calling for a focus on the entity with greatest relative control after the transaction (similar to the factors in Paragraphs C12 and D12 related to composition of the board and senior management). In this transaction there are no significant effects on control rights, so an analysis of control rights provides less relevant information for determining the accounting acquirer. The Baiers and Carr share control of the three operating contribution properties before the formation transactions, and after the formation transactions neither the Baiers nor Carr will have control of the contribution properties. Further, neither the Baiers nor Carr will achieve greater control than the other through the post-formation transaction board of directors or management structure of the Company. In addition, the reason why the owners of DHS Denver and DHS Salt Lake are expected to receive the greatest consideration is not related to control factors. Rather, this will occur because DHS Denver and DHS Salt Lake incurred less debt than has been incurred in respect of the contribution properties. Therefore, we concluded that this factor did not provide persuasive evidence for use in identifying the accounting acquirer. Rather, we concluded that relative size was the more relevant factor. Accordingly, we identified the combined Jacksonville Field and Great Falls (or Jacksonville Field if viewed alone) as the accounting acquirer.

Regarding the exchange of interests for DHS Denver, we believe that DHS Denver is a business as defined in ASC 805, Business Combinations, as it represents an integrated set of activities (renting of property under a lease) and assets (the completed building) that are being conducted and managed for the purpose of providing a return to investors. As the exchange is substantive, it will therefore be accounted for as a business acquisition by the Company, through our operating partnership, and acquisition accounting will be followed.

[Comment 54] Regarding the exchange of interests for DHS Salt Lake, we note that, as of the expected closing date of the offering and the actual exchange, the Salt Lake contribution property still will be under construction and, as such, we believe it will represent the acquisition of an asset. For a set of activities and assets to be considered a business, the activities and assets must require inputs and processes applied to those inputs, which together are or will be used to create outputs. Further, ASC 805-10-55-5, formerly paragraph A5 of FASB Statement 141R, indicates for an integrated set to meet the definition of a business, the presence of activities and assets is “essential.” Therefore, when there are no processes in place to generate investor returns, a set of assets cannot represent a business. While DHS Salt Lake does have an executed operating lease agreement for the Salt Lake contribution property, there will be no processes in place to generate investor returns until after construction is completed.

[Comment 54] We also note paragraph 55-5 does not require “all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example by integrating the business with their own inputs and processes” (emphasis added). We believe that this language also indicates that some processes must be present for a business to exist. Otherwise, almost any asset might be construed to be a business with enough creative thinking about processes to be created by the acquirer.9 However, during the construction phase of the Salt Lake contribution property, no market participant can apply processes sufficient to produce outputs that provide returns to the investors. As such, we determined that transfer of interests in DHS Salt Lake represented an asset purchase rather than a business acquisition.

As an asset purchase, we next considered SAB Topic 5G which provides guidance on the accounting for the transfer of nonmonetary assets by promoters or shareholders just prior to, or contemporaneously with, an initial public offering. Pursuant to SAB Topic 5G, in such transfers, the transferred asset should be recorded at the transferor’s historical cost basis, determined under GAAP. We note that we do not qualify for the rare exceptions to this guidance, because the fair value of the contribution properties property or of the equity consideration to be issued at contribution is not objectively measurable.

With respect to BC Development Co., the Company will not acquire or own equity interests in that company but rather will receive certain assets from BC Development Co., pursuant to the assignment and license agreement. However, neither we, nor our operating partnership, will pay any consideration to BC Development Co., under the assignment and license agreement, and because the assets we are acquiring have no recorded carrying values, under SAB Topic 5G our acquisition thereof will not result in any accounting.

In the formation transactions, we will also acquire other properties from unrelated third parties for cash and in one case assumption of debt. Based on ASC 805-10-55-11, formerly paragraph A11 of FASB Statement 141R,10 the accounting acquirer in the other formation transactions is also the accounting acquirer in these transactions.

[9]

These issues and our view were discussed at a meeting in the fall of 2009 in which representatives of the major accounting firms and the SEC staff participated. We understand that the staff did not object to this position.

[10]

This paragraph states, “In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.”

On page F-5 of the initial filing of the Registration Statement, we stated that “Since the initial ownership of the Company and the ownership of USFPT Predecessor are identical, the acquisition of USFPT Predecessor will be accounted for as a reorganization of entities under common control. Accordingly, the accounts of USFPT Predecessor will be reflected retroactively at carryover basis in the Company’s financial statements …” (emphasis added). Although the accounting and basis for it are the same, the acquisition of our predecessor is a non-substantive transaction – not a reorganization of entities under common control. Therefore, in Amendment No. 1, please see the revised disclosure on pg. F-7.

The Company believes that the foregoing responds to Comments 50 through 54 of the Staff’s comment letter and acquits the accounting for the formation transactions described in the Registration Statement.

51.	Please tell us how you determined it was appropriate to select two entities as the accounting acquirer as it appears that ASC 805 requires that a single legal entity should be the accounting acquirer.

Response to Comment No. 51

Please see the Company’s response to Comment No. 50 and especially those portions of such response preceded by [Comment 51].

52.	It appears that you have recorded the acquisition of the Jacksonville, Florida property and the Great Falls, Montana property as a reorganization of entities under common control. Please provide information supporting that common control exist including organization charts. Within your response please provide information supporting a control group exists given Mr. Daniel Carr does not appear to be related to Mr. and Mrs. Baier.

Response to Comment No. 52

Please see the Company’s response to Comment No. 50 and especially those portions of such response preceded by [Comment 52].

53.	Please tell us why the Denver, Colorado and Salt Lake City, Utah properties were excluded from your reorganization of entities under common control.

Response to Comment No. 53

Please see the Company’s response to Comment No. 50 and especially those portions of such response preceded by [Comment 53].

54.	Please tell us management’s basis for determining that the acquisition of the Salt Lake City, Utah development property should be accounted for as an asset acquisition. Within your response, please address how the existence of an executed lease agreement effected this determination.

Response to Comment No. 54

Please see the Company’s response to Comment No. 50 and especially those portions of such response preceded by [Comment 54].

Purchase Price Allocations, page F-5

55.	Please tell us and disclose in your filing if you use the non-cancelable lease term in your calculation of lease intangibles.

Response to Comment No. 55

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. F-8 of Amendment No. 1.

Note 2 – Pro Forma Balance Sheet, page F-6

56.	We note your description of adjustment A and B. Please disclose the number of OP units that will be exchanged for the respective LLCs. Please ensure that you disclose each of the Predecessor companies separately.

Response to Comment No. 56

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. F-8 of Amendment No. 1.

57.	We note your description of adjustment C. Please disclose the number of OP units and cash that will be exchanged for DHS Salt Lake LLC.

Response to Comment No. 57

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. F-9 of Amendment No. 1.

58.	We note your description of adjustment E. Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined it was appropriate to record each of these items. Within your response, please ensure that you specifically address how each adjustment is directly attributable to the transaction, factually supportable, and has a continuing effect. Additionally, please tell us your basis for recording acquisition-related transaction costs paid to or reimbursed to the contributors and their affiliates as a reduction to equity. Please refer to ASC 805-10-25.

Response to Comment No. 58

Rule 11-02(b)(6) of Regulation S-X provides:

“Pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required by Rule 3-01 and shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.”

In accordance with this rule, the Company’s pro forma balance sheet adjustments represent the following:

a)	The net cash proceeds attributable to the offering, including the gross proceeds less underwriters’ discount and other costs directly related to the offering. These amounts are factually supported by the number of shares to be offered and their per share price, the contractual discount rate per the Underwriters’ Agreement and the Company’s estimate of incurred fees from professionals and others, such fees being directly attributable to the offering.

b)	The use of some of the net proceeds of the offering to:

i.	Pay the cash portion of the consideration due to the contributors for the contribution of DHS Salt Lake pursuant to the Contribution Agreement. (Please note that we will reflect this cash consideration as an “acquisition consideration” liability in the “Salt Lake” column of the pro forma balance sheet. As such, this amount only will reduce cash (and not equity) in the “Offering” column.)

ii.	Pay the contractual cash consideration under third party acquisition agreements for the acquisition properties.

iii.	Pay the estimated fees from professionals and others incurred in connection with the acquisitions, such fees being directly attributable to the contribution or acquisition of our initial properties.

iv.	Pay off all debt outstanding under the relevant debt agreements of our predecessor.

Some of these payments will not be made directly to the person or entity that provided or will provide the respective services, but will rather be made to others who have or will have paid such amounts on the Company’s behalf and thereby represent reimbursement of those amounts. The Company has agreed to reimburse those persons and entities making payments to third parties on behalf of the Company in connection with the Company’s formation, the offering and the formation transactions.

c)	The reduction of stockholders’ equity that will result from the write-off of recorded unamortized deferred financing costs related directly to the debt retired as describe in b) iv. above. (In Amendment No. 1, the amount of this adjustment has been changed to represent only the recorded deferred financing costs of our predecessor as of March 31, 2010. The other component of this adjustment reflected in the initial filing has been removed in arriving at the amounts in the “Denver” column, as described in the response to Comment 49.)

d)	As a direct result of the formation transactions, the Company will own less than 100% of the operating partnership and the operating partnership will wholly-own all of the special purpose entities that our operating partnership will form to own our acquisition properties, as well as DHS Denver, DHS Salt Lake, Jacksonville Field and Great Falls. Accordingly, an adjustment is made to reflect the non-controlling interests’ share of total stockholders’ equity. This allocation is factually supported by the percentage of OP units those controlling interests will own as compared to all outstanding OP units and the amount of total pro forma net assets.

Footnote (a) to the table included in Note E references certain amounts reimbursed to the contributors and their affiliates. Those three separate amounts relate to the three separate captions in the table which reference note (a): “other offering costs,” “payment of acquisition consideration,” and “payment of acquisition-related transaction costs.” The three separate amounts relate – in order – individually to the three separate captions. Of those captions, only the “other offering costs” represent a reduction to equity. “Payment of acquisition consideration” and “payment of acquisition-related transaction costs” do not result in a reduction of equity. (The payment of acquisition-related transaction costs does not result in a reduction of equity in the “Offering” column because that reduction (resulting from the expensing of such costs) is already reflected in the “Acquisition Properties” column.) In Amendment No. 1, we have added the word “respectively” in footnote (a) to better clarify that only the first amount disclosed in note (a) represents other offering costs. The table itself makes it clear that only these costs result in a reduction of equity.

Note 3 – Pro Forma Statement of Operations, page F-8

59.	We note your description of adjustment E. Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined that it was appropriate to include an adjustment for each of these items. Within your response, please ensure that you address how each adjustment is directly attributable to the transaction, factually supportable and has a continuing effect.

Response to Comment No. 59

Rule 11-02(b)(6) of Regulation S-X provides:

“Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.”

In accordance with this rule, the Company’s pro forma statement of operations adjustments represent the following:

a)	The elimination of recorded interest expense and related derivative gains associated with debt that will be retired directly with proceeds from the offering. The adjustments are directly attributable to the offering because the offering proceeds are the source of the funds to be used to repay the debt and if the debt had been repaid as of January 1, 2009, these amounts would not have been recognized in the 2009 financial statements. They are factually supportable because they are the historical amounts related to the debt to be repaid. They have continuing impact because the debt to be repaid will be permanently repaid.

b)	The incurrence of property management fees that will be contractually payable to Lane4 based on rates established in the property management agreement. These fees are directly attributable to the transactions depicted in the pro forma presentation as the properties to be owned by our operating partnership will be managed going forward by Lane4 and absent the contribution or acquisition of our initial properties by the operating partnership, we would not enter into the property management agreement with Lane4. The amounts are factually supportable because (1) they agree with amounts reflected in the agreement, and (2) in computing the related pro forma adjustment, the historical property management fees actually incurred by the initial properties are deducted to arrive at the amount of the fees that would have been payable to Lane4 had the property management agreement been in effect during the period. The adjustment will have continuing impact because the fees will be paid on an ongoing basis. They are not one-time fees related to the acquisition transactions.

c)	Certain incremental general and administrative costs, including:

i.	Costs incurred during the period by BC Development Co. in pursuing GSA bids for other federal government single-tenant properties. While the amount is only $.1 million for the year ended December 31, 2009, since these costs relate to an activity that we will undertake after the formation, we felt it appropriate to reflect these costs in our pro forma results. We believe that doing so is consistent with the requirements of Instruction 4 to Rule 11-02(b) of Regulation S-X. After the offering and formation, the bidding efforts previously performed by BC Development Co. will be performed by our development company. Accordingly, such costs will directly impact our continuing operations and the adjustment is directly attributable to the formation. While such costs will fluctuate depending on the level of GSA bidding activity we undertake, the pro forma adjustment represents our estimate of the actual costs incurred during the period by BC Development Co. Our estimate is based on our analysis of the various activities conducted by BC Development Co. during the period. Therefore, the adjustment is factually supportable and has continuing impact.

ii.	Salaries and related cash benefits for our new executive management team and independent directors. Our senior management team previously had not earned salaries from our predecessor or our contribution properties. However, subsequent to the offering and closing of the formation transactions, this team will be bound by employment contracts with our operating partnership and related employment costs will have a continuing impact on our operations. The pro forma adjustments are factually supportable by the employment agreements that will be entered into by each of these executives, as well as our estimate of cash employee benefits such executives are expected to earn. Retainer and other fees to be paid to our independent directors are supported by the policies we will implement upon becoming a public company. We believe that reflecting this adjustment is consistent with the requirements of Instruction 4 to Rule 11-02(b) of Regulation S-X.

iii.	Non-cash compensation costs related to RSUs granted to our senior management team and restricted stock granted to our independent directors. Our senior management team and these directors had not previously earned compensation from our predecessor or in respect of our contribution properties. However, subsequent to the offering and closing of the formation transactions, this team will be bound by employment contracts with our operating partnership and four independent persons will become directors of the Company. Accordingly, related employment and director compensation costs will have a continuing impact on our operations. The pro forma adjustments are factually supportable by the employment agreements that will be entered into by each senior manager under which RSUs will be granted and by the restricted stock agreements we will enter into with each independent director. The amounts are based on stated service periods and the per share price of our offering. We believe that reflecting this adjustment is consistent with the requirements of Instruction 4 to Rule 11-02(b) of Regulation S-X.

d)	The reflection of net income attributable to non-controlling interests. As a direct result of the formation transactions, the Company will own less than 100% of our operating partnership and the operating partnership will wholly-own all of the special purpose entities that our operating partnership will form to own our acquisition properties, as well as DHS Denver, DHS Salt Lake, Jacksonville Field and Great Falls. Accordingly, an adjustment is made to reflect the net income attributable to the non-controlling interests. This allocation is factually supported by the percentage of OP units those non-controlling interests will own as compared to OP units outstanding in the pro forma adjustment and the amount of total pro forma net income. As our Company will continue to own less than 100% of our operating partnership after our formation transactions, this adjustment has continuing impact.

e)	The reflection of the weighted average shares of our common stock outstanding during the period. The primary component of this adjustment represents the number of shares of our common stock, the proceeds of which are reflected in the pro forma statement of operations pursuant to guidance included in the Staff’s Financial Reporting Manual, Section 3230.4, item 6. The issuance of these shares of our common stock is factually supported and has continuing impact. Additionally, this adjustment includes the weighted average shares of restricted stock to be granted in the formation transactions that are assumed to vest over the period. These shares of restricted stock vest upon continued service by the independent directors and therefore are factually supported and have continuing impact.

US Federal Properties Trust, Inc. Balance Sheet as of March 9, 2010

General

60.	In light of your disclosure of environmental matters on page 113, please disclose these contingencies within your audited financial statements.

Response to Comment No. 60

Because the Company does not yet own the Pembroke Pines, Florida or Lawrence, Massachusetts acquisition properties or the Great Falls, Montana contribution property, the Company does not believe its footnotes require this disclosure. The Company does not believe that our predecessor’s financial statements require disclosure regarding the Great Falls, Montana contribution property for the reasons set forth in the Company’s response to Staff comment 66.

Notes to Balance Sheet

Note 3. Offering Costs, page F-12

61.	Please tell us and disclose in your filing if you are obligated to reimburse the contributors for the costs they incurred on your behalf. To the extent you are obligated to reimburse them, please tell us how you determined it was not necessary to record a liability for this obligation. Additionally, please disclose in your filing the amount of such costs that have been incurred to date and the estimate of the total costs you expect to reimburse.

Response to Comment No. 61

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. F-16 of Amendment No. 1.

62.	On page 11, you disclose you “will pay BC Development Co. $ in cash with a portion of the net proceeds from this offering for the reimbursement of advances relating to out of pocket costs associated with our formation, this offering and the purchase of our acquisition properties (excluding $380,000 of property deposits and $ of transaction costs).” Please disclose this information in your financial statement footnotes. Further, please tell us and disclose in your filing if you are obligated to reimburse BC Development for these costs. To the extent you are obligated to reimburse them, please tell us how you determined it was not necessary to record a liability for this obligation.

Response to Comment No. 62

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. F-16 of Amendment No. 1.

Combined Financial Statements of US Federal Properties Trust Predecessor

Combined Statements of Cash Flows, page F-17

63.	Please tell us how you have complied with paragraph 7 of ASC 230-10-45, or tell us how you determined it was appropriate to present your contributions and distributions net.

Response to Comment No. 63

The cash contributions and distributions in this case represent transfers of cash between our predecessor and other companies affiliated with the contributors. Given the volume of the transactions, the Company believes these contributions and distributions are permitted to be presented net, similar to the presentation for short-term debt as provided in paragraphs 8 and 9 of ASC 230-10-45, because the gross cash flows are not sufficiently relevant to require supporting them.

Notes to Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Financing Costs, page F-19

64.	Please tell us and disclose in your filing if the straight-line basis of amortization of deferred financing costs approximates the effective interest rate method.

Response to Comment No. 64

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. F-24 of Amendment No. 1.

Fair Value Measurements, page F-20

65.	Please tell us how you have complied with paragraph 2e of ASC 820-10-50, or tell us how you determined it was not necessary to disclose the inputs and valuation technique used to measure your interest rate swap agreements.

Response to Comment No. 65

In response to the Staff’s comment, please see the Company’s revised disclosure on pg. F-25 of Amendment No. 1.

Note 7. Contingencies, page F-23

66.	Please tell us how you have complied with ASC 450-20-50, or tell us how you determined it was not necessary to disclose the environment matters related to your Great Falls, Montana property.

Response to Comment No. 66

While the Company has disclosed certain environmental conditions regarding the Great Falls, Montana contribution property, the Company believes there are no material contingent financial obligations related to these matters or to compliance with the Montana Department of Environmental Quality requirements for future groundwater monitoring and reporting disclosed on pg. 103 of Amendment No.1. Therefore, the Company believes that any environmental matter related to the Great Falls, Montana contribution property is included within the “usual risks and obligations for such entities” already referred to in Note 7 on pg. F-27 of Amendment No. 1.

Statements of Revenues and Certain Operating Expenses of 12445 E. Caley Ave., Centennial, CO

Notes to Statements of Revenues and Certain Operating Expenses

1. General Information, Basis of Presentation and Summary of Significant Accounting Policies

Rental Income, page F-27

67.	For each of the properties for which you present statements of revenues and certain operating expenses, please disclose the difference between the rental revenue recorded and the amount of lease payments due.

Response to Comment No. 67

In response to the Staff’s comment, the Company has revised disclosure on pgs. F-31, F-35, F-39, F-43, and F-47.

68.	Please tell us how your revenue recognition policy of recording tenant reimbursements complies with U.S. GAAP. Specifically, tell us how you determined it is appropriate to recognize the revenue when it becomes billable.

Response to Comment No. 68

In response to the Staff’s comment, the Company has revised disclosure on pgs. F-31, F-35, F-39, F-43, and F-47.

Exhibits

69.	Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

Response to Comment No. 69

We have filed the following exhibits with Amendment No. 1: (i) Bylaws of the Company, (ii) Form of Amended and Restated Limited Partnership Agreement of US Federal Properties Partnership, LP, (iii) Contribution Agreement; (iv) Form of RSU Agreement; and (v) Consent of BDO USA, LLP (formerly known as BDO Seidman, LLP).

We have submitted supplementally with this letter for your review the draft tax opinion of Hunton & Williams, LLP, special tax counsel to the Company and shortly will submit supplementally the opinion of Venable LLP, special Maryland counsel to the Company. We will file our remaining exhibits with a subsequent amendment.

70.	We note that you are filing the “form of” several agreements. Please tell us why you are not able to file the final agreements prior to effectiveness.

Response to Comment No. 70

Agreements that are “form of” will be executed subsequent to effectiveness at the time of closing.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein and herewith, are responsive to the Staff’s comments. If you have any questions or would like further information regarding the Company’s responses to your Comment Letter, please do not hesitate to contact me at 804-897-0645.

Sincerely,

/s/ Robert R. Kaplan, Jr.

Robert R. Kaplan, Jr.

Enclosures

cc:	Richard Baier
Edward F. Petrosky, Esq.
J. Gerard Cummins, Esq.
Robert R. Kaplan, Esq.